Mail Stop 4561
      December 19, 2005

Christopher M. O`Meara
Lehman Brothers Holdings Inc.
Chief Financial Officer, Controller and Executive Vice President
745 Seventh Avenue
New York, NY 10019

      Re:	Lehman Brothers Holdings Inc.
		Form 10-K for Fiscal Year Ended November 30, 2004
Forms 10-Q for Quarters Ended February 28, 2005, May 31, 2005 and
August 31, 2005
File No. 001-09166


Dear Mr. O`Meara:

   We have reviewed your response letter dated November 18, 2005 and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended November 30, 2004:

Note 11 Commitments and Contingencies

Litigation, page 110

1. We note your response to comment 5 of our letter dated November 18, 2005. Please revise future filings to disclose an estimate of your exposure to loss that is reasonably possible and in excess of the amount accrued. See paragraph 10 of SFAS 5.



Note 16 Incentive Plans - Restricted Stock Units, page 116

2. We note your response to comment 7 of our letter dated November 18, 2005. Please tell us and revise future filings to disclose whether the selling restrictions, which resulted in the recognition of a discount from market value in determining the fair value of restricted stock unit (RSU) awards granted in 2004, existed for RSU awards granted prior to 2004.

3. In the event the selling restrictions existed for RSU awards granted prior to 2004, please tell us and revise future filings to clarify:
* Whether you recognized a similar discount in presenting your pro forma net income and earnings per share information in the table on page 90; and
* How the adoption of SFAS 123 resulted in this change in measurement.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please contact Nancy Maloney Staff Accountant at (202) 551-3427 or me at (202) 551-3423 if you have questions.

   							Sincerely,



Amit Pande
      						Assistant Chief Accountant





Christopher M. O'Meara
Lehman Brothers Holdings Inc.
December 19, 2005
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